Impact Shares Funds Trust I

2189 Broken Bend

Frisco, Texas 75035

November 30, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Att: Filing Desk

Re:	Impact Shares Funds Trust I Registration Statement on Form N-1A (File No. 333-221764)

Ladies and Gentlemen:

We are filing this letter in order to provide the staff sufficient time to perform its customary screening and review of the Registration Statement (as defined below) prior to its effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form N-1A (File No. 333-221764) filed by Impact Shares Funds I Trust on November 27, 2017 (the “Registration Statement”):

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact the undersigned on (469)-442-8424 or ethanpowell@impactshares.org or Donald Guiney on (508) 904-9891 or donguiney@impactshares.org.

Kind regards,

/s/ Ethan Powell
Ethan Powell Authorized Signatory

Cc:	Donald J. Guiney, Esq.

General Counsel,

Impact Shares Corp